Gerostate Alpha Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2019 through
December 31, 2020

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Gerostate Alpha Inc.

Table of Contents



Independent Auditor's Report

September 21, 2021
To: Board of Directors of Gerostate Alpha Inc.
Attn: Simon Melov, CEO
Re: 2020 and 2019 Financial Statement Audit – Gerostate Alpha Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Gerostate Alpha Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gerostate Alpha Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gerostate Alpha Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gerostate Alpha Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gerostate Alpha Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gerostate Alpha Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
September 21, 2021

GEROSTATE ALPHA, INC.
BALANCE SHEET
Years Ended December 31, 2020 and December 31, 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$ 302,791	$ 627,109
Accounts Receivable	0	0
Total Current Assets	**302,791**	**627,109**
Other Assets		
Prepaids	33,808	8,936
R&D Tax Credit	17,252	33,275
Total Investments - Other	**51,060**	**42,211**
Property and Equipment		
Machinery and equipment	92,331	92,331
Accumulated Depreciation	(39,911)	(21,445)
Intangibles	12,990	12,990
Accumulated Amortization	(5,052)	(722)
Total Other Assets	**60,359**	**83,155**
Total Assets	**414,210**	**752,475**

LIABILITIES AND STOCKHOLDERS' EQUITY	2020	2019
Current Liabilities		
Accounts Payable	3,564	252
Credit Cards	1,876	5,533
Accruals, Payroll and PTO	40,043	43,443
Deferred Rent	732	731
401K Payable	2,631	1,089
Total Current Liabilities	**48,845**	**51,048**
Long-Term Liabilities		
PPP Loan	54,800	0
Total Long-Term Liabilities	**54,800**	**0**
Total Liabilities	**103,645**	**51,048**
Stockholders' equity		
Common Stock, $0.00001 par value; 10,000,000 authorized;		
7,026,253 issued and outstanding	70	70
Additional Paid in Capital	11	11
Safe Notes	2,334,986	2,084,986
Retained Earnings	(2,024,502)	(1,383,640)
Total Stockholders' Equity	**310,565**	**701,427**
Total Liabilities and Stockholders' Equity	**$ 414,210**	**$ 752,475**

The accompanying notes are an integral part of these financial statements.

GEROSTATE ALPHA, INC.
INCOME STATEMENT
Years Ended December 31, 2020 and December 31, 2019
(Audited)

	2020	2019
Revenues	$ -	$ -
Cost of revenues		-
Net Profit	**-**	**6,000**
Operating Expenses		
General and administrative	111,257	106,078
Software and web services	14,095	27,296
Payroll	338,023	349,006
Professional Services	9,391	44,051
R&D	141,909	381,812
Other operating expenses	26,256	18,916
Total Operating Expenses	**641,932**	**927,160**
Other Income		
Other (income) /expense	(1,070)	(5,128)
Total Operating Expenses	**(1,070)**	**(5,128)**
Net Income (Loss)	**$ (640,862)**	**$ (922,032)**

GEROSTATE ALPHA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2020 and 2019
(Audited)

	Common Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings	Total Stockholders' Deficit
	Shares	Value ($0.00001 par)				
Balance as of January 1, 2019	**6,906,253**	**$69**	**$-**	**$1,049,986**	**$ (461,608)**	**$ 588,447**
Issuance of Common Stocks	**120,000**	**1**	**11**			**12.00**
Issuance of SAFE Notes	-	-	-	1,035,000	-	1,035,000
Net loss	-	-	-	-	(922,032)	(922,032)
Balance as of December 31, 2019	**7,026,253**	**70**	**11**	**2,084,986**	**(1,383,640)**	**701,427**
Issuance of Common Stocks	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	250,000	-	250,000
Net loss	-	-	-	-	(640,862)	(640,862)
Balance as of December 31, 2020	**7,026,253**	**$ 70**	**$11**	**$ 2,334,986**	**$ (2,024,502)**	**$ 310,565**

The accompanying notes are an integral part of these financial statements.

GEROSTATE ALPHA, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (640,862)	$ (922,032)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	22,796	18,916
Changes in operating assets and liabilities:		
Increase (Decrease) in prepaids	(24,872)	9,064
Increase (Decrease) in tax credit	16,023	2,876
Increase (Decrease) in accounts payable	3,312	252
Increase (Decrease) in credit cards	(3,657)	(9,302)
Increase (Decrease) in accruals	(3,399)	43,443
Increase (Decrease) in 401K payable	1,542	1,089
Increase (Decrease) in Deferred Rent		191
Net cash provided by (used in) operating activities	**(629,118)**	**(855,503)**
Cash Flows from Investing Activities		
Machinery and Equipment	-	(31,172)
Intangible Assets: Software	-	(12,990)
Net cash used in investing activities	**-**	**(44,162)**
Cash Flows from Financing Activities		
Issuance of Safe Notes	250,000	1,035,000
PPP Loan	54,800	-
Issuance of Common Stock		12
Net cash used in financing activities	**304,800**	**1,035,012**
Net change in cash and cash equivalents	**(324,318)**	**135,347**
Cash and cash equivalents at beginning of period	627,109	491,762
Cash and cash equivalents at end of period	**$ 302,791**	**$ 627,109**

The accompanying notes are an integral part of these financial statements.

GEROSTATE ALPHA, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Gerostate Alpha, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on June 8, 2018. The Company is in the development of pharmaceuticals to treat aging and age-related disease by using unique species and proprietary paradigms. The Company's headquarters are in Petaluma, California. The company began operations in 2018.

Since Inception, the Company has relied on the issuance of SAFE notes, and securing loans to fund its operations. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $302,791 and $627,109 of cash on hand, respectively.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2020 and December 31, 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling app subscriptions. The Company's payments are generally collected upfront. As of December 31, 2020 and 2019, the Company has $0 and $0 of revenue, respectively.

In 2020, the Company had other income of $3,000 related to Government fund income. In 2019, the Company had other income of $6,000 related to the sale of extra R&D supplies.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Fixed Assets and Intangible

Fixed assets and intangibles at December 31, 2020 and 2019 consists of the following:

	2020	2019
Machinery and equipment	92,331	92,331
Intangibles	12,990	12,990
Accumulated Depreciation	(44,962)	(22,166)
Total	60,359	83,155

Depreciation and amortization expenses totaled $22,256 and $18,916 for the years ended December 31, 2020 and 2019, respectively (see Note 2 – Fixed Assets).

NOTE 4 – LOANS

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through First Republic Bank for a total of $54,800. The loan matures on April 2022 and has an interest rate of 1.00% per annum. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. See Note 9 for 2021 subsequent forgiveness.

NOTE 5 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2019 and will be filing the return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

Common Stock:

Under the certificate of incorporation, the Company has authorized the issuance of up to 10,000,000 shares of common stock at a $0.00001 par value. As of December 31, 2020 and 2019, the Company had 7,026,253 issued and outstanding.

Additional Paid-In Capital – SAFEs

In 2019, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,035,000. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 100% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $250,000. The SAFEs are automatically convertible into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 100% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $15,000,000 individual SAFEs varying, divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

As of December 31, 2020 and December 31, 2019 is a total of $2,334,986 and $2,084,986 issued SAFEs, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020.

Licenses and Services Agreement

On July 16, 2018, the Company entered into a License and Services Agreement with a third party for use of its laboratory facilities and equipment in exchange for Administrative Service and Licensed Lab Service fees of $2,000 and $95,428 per year, respectively. In addition to these fees, the Company granted the third party 423,203 shares of Common Stock at a purchase price of $0.00001 per share for $4.24.

In the event of the termination of this License and Services Agreement between the Company and the third party, the Company has an exclusive option to repurchase all or any portion of the Unvested Shares. The Company repurchased all shares in 2019.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

PPP Loan Forgiveness

In 2021, the Company applied and received full forgiveness on the 2020 PPP loan of $54,800 (see Note 4).

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $4,500,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $4,500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form CF, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 3.75% commission fee of total fundraise.

Management's Evaluation

Management has evaluated subsequent events through September 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.